

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2012

Via E-mail
Robert L. Newell
President
Black Hawk Funding, Inc.
1950 W. Bellerive Lane, Suite 109
Coeur d'Alene, ID 83814

Re: **Black Hawk Funding, Inc.**
        Amendment No. 1 to Form 1-A
        Filed October 11, 2012
        File No. 024-10323

Dear Mr. Newell:

        We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Business and Properties, page 13

1. We note your response to comment 9 of our letter dated July 26, 2012. Please confirm that no customers account for a major portion of your sales or revise accordingly.

2. We note that the three license agreements you have in place run from June 20, 2012 to June 20, 2013. Please reconcile that with the statement included in the previously filed Form 1-A which disclosed that the "the Company…has been cash flowing as a result of the licensing agreements it has in place since February 2012."

3. We note your response to comment 12 of our letter dated July 26, 2012 and we reissue our prior comment in part. Please revise your response to Comment 3(k) to quantify the costs of the www.hardmoneyfunding.com domain and corresponding database.

4. We note your response to comment 13 of our letter dated July 26, 2012. Please revise your response to Comment 4(a) of Form 1-A to include the date or number of months after receipt of proceeds when each milestone should be accomplished.

Offering Price Factors, page 20

5. We note your response to comment 14 of our letter dated July 26, 2012. It appears that there are only 1,710,000 Series B preferred shares outstanding as of the most recent balance sheet date. Please reconcile that amount with the 9,500,000 convertible preferred shares referenced on page 19.

Officers and Key Personnel of the Company, page 24

6. We note your response to comment 24 of our letter dated July 26, 2012. We note you indicate in your response to Comment 35(c) of Form 1-A that Mr. Newell has either co-founded or acquired several small companies structured as limited partnerships that have become successful at originating commercial loans. Please revise to identify these companies.

Principal Shareholders, page 26

7. Please tell us why you have not included Robert Newell's 500,000 shares of Series A preferred shares in your calculation of shares beneficially owned by officers and directors.

Statement of Cash Flow, page 45

8. Please clarify that the statement of cash flows is for the seven months ended July 31, 2012 and revise the heading as necessary.

Notes to Financial Statements, page 46

9. As previously requested, please include a footnote detailing related party transactions. In that regard, we note that all revenue to date has been generated through contracts with companies of which Mr. Newell is the general partner.

Note 2 – Summary of Significant Accounting Policies, page 46

Revenue and Cost Recognition, page 47

10. We note that you intend to generate revenue 1) by providing licenses to access your database and 2) through the origination of loans. Please expand your disclosure to explain in more detail how you will recognize revenue related to each type of revenue stream and clarify that all revenue earned to date has been from license agreements, if

true. For example, we note from disclosure on page 19 that customers are charged a fee in the amount of 1% of the total funding amount for loans originated from the database. Please expand your policy to disclose if this fee is recognized upfront or ratably over the course of the contract, and explain to us the basis for your accounting treatment. Please also clarify if licensing revenue is contingent upon your customers' ability to originate a loan, or if a fee is charged solely to access the database.

Exhibit H, page 97

11. We note Exhibit H, which appears to indicate over $3 billion of loans closed and lists selected loan highlights. Please tell us how this information relates to your company and how it is being used by you.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact Kristi Marrone, Staff Accountant, at (202) 551-3429 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or Jennifer Gowetski, Senior Counsel, at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jessica Barberich

Jessica Barberich
Assistant Chief Accountant

cc: Tyler B. Wilson, Esq.
         Via E-mail